Filed by AmSouth Bancorporation

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: AmSouth Bancorporation

Commission File No.: 1-7476

Forward Looking Statements

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions Financial and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger in the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions Financial and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company’s filings with the Securities and Exchange Commission (the “SEC”). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this document.

Additional Information

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described above.

THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY AMSOUTH AND REGIONS ON JULY 11, 2006:

FOR IMMEDIATE RELEASE

Contact:
	Regions Financial: Media Relations: Sonya L. Smith, 205-244-2859 Sonya.smith@regions.com or Investor Relations: Jenifer G. Kimbrough, 205-244-2823 jenifer.kimbrough@regions.com	AmSouth Bank: Media Relations: Rick Swagler, (205) 801-0105 rick.swagler@amsouth.com or Investor Relations: List Underwood, (205) 801-0265 lunderwo@amsouth.com

Regions and AmSouth Commit to Invest $100 Billion in Community

Development, Small Businesses, and Housing

BIRMINGHAM, Ala., July 11, 2006 – Regions Financial Corp. (NYSE: RF) and AmSouth Bancorporation (NYSE: ASO) today announced a commitment to invest at least $100 billion over the next seven years across the Southeast, Midwest and Texas to support community development, small business lending and mortgage lending for low-income communities and borrowers.

Regions and AmSouth announced their proposed merger on May 25, and the transaction is expected to close in the fourth quarter of 2006 subject to shareholder and regulatory approvals. The joint commitment announced today is contingent on the transaction closing.

“This is a concrete example of the new Regions’ commitment to our communities and illustrates how combining these two great institutions will create a stronger future for our communities,” said Jackson W. Moore, chairman, president and CEO of Regions.

“Both companies have been leaders in community development and we intend to continue and expand our commitment to strengthening communities, helping people buy homes, and supporting small businesses, particularly in low- and moderate-income areas,” said Dowd Ritter, chairman, president and CEO of AmSouth.

Highlights of the commitment include:

•	At least $50 billion in loans to small businesses;

•	At least $40 billion in mortgages to low- and moderate-income families or families in low- and moderate-income neighborhoods;

•	At least $10 billion in community development lending and investments;

•	Formation of the Regions Community Development Corporation to provide technical assistance to nonprofit organizations;

•	Promoting responsible lending practices and fair lending initiatives; and

•	Expanded homeownership and financial literacy programs.

“The Regions Community Development Corporation will expand our impact beyond the $100 billion commitment by empowering neighborhood and community organizations in each of our 16 states to help many more people in low- and moderate-income areas,” Ritter said.

The new Regions CDC will follow the successful model of the AmSouth Community Development Corporation, which has supported a broad range of efforts to expand financing and technical assistance to community organizations and increase the renovation or construction of affordable housing and revitalization of low-income communities.

AmSouth and Regions both have strong histories of supporting their communities with generous charitable contributions. In 2005, AmSouth, Regions, and their foundations contributed approximately $14 million to support education, arts and culture, health and human services, and community and economic development.

The new Regions will be one of the top 10 U.S. bank holding companies and will have almost $140 billion in assets, hold nearly $100 billion in deposits and operate 2,000 branches in 16 states across the South, Midwest and Texas. Moore will be chairman of the combined company and Ritter will be the president and chief executive officer of Regions.

About Regions Financial Corporation

Regions Financial Corporation (NYSE: RF), headquartered in Birmingham, Ala., is a full-service provider of retail and commercial banking, trust, securities brokerage, mortgage and insurance products and services. Regions had $84.6 billion in assets as of March 31, 2006, making it one of the nation’s top 15 banks. Regions’ banking subsidiary, Regions Bank, operates some 1,300 offices and a 1,600-ATM network across a 16-state geographic footprint in the South, Midwest and Texas. Its investment and securities brokerage, trust and asset management division, Morgan Keegan & Company Inc., provides services from over 300 offices. Additional information about Regions, which is a member of both the Forbes and Fortune 500, can be found at www.regions.com.

About AmSouth

AmSouth is a regional bank holding company with $53 billion in assets, more than 680 branch banking offices and 1,200 ATMs. AmSouth operates in Florida, Tennessee, Alabama, Mississippi, Louisiana and Georgia. AmSouth is a leader among regional banks in the Southeast in several key business segments, including consumer and commercial banking, small business banking, mortgage lending, equipment leasing, and trust and investment management services. AmSouth also offers a complete line of banking products and services at its web site, www.amsouth.com.

Forward Looking Statements

This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company’s filings with the Securities and Exchange Commission (the “SEC”).

Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described above.

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